# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PetVivo Holdings, Inc., CIK 0001512922
CUSIP: 716817408
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5151 Edina Industrial Blvd., Suite 575, Edina, Minnesota (MN), 55439
Date of event which requires filing of this statement: 07/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001285928

## Reporting persons
- Alexander Nazarenko: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,045,081; shared voting power 5,999,004; sole dispositive power 2,045,081; shared dispositive power 5,999,004; aggregate amount beneficially owned 8,044,085 (18.73% of the class)
  Comment: [1] The total Sole Voting Power and Dispositive Power consists of 2,045,081 shares of common stock. In addition to the common shares reported in this Schedule 13G, the Individual owns and/or controls 1,011,985 Warrants of the issuer. The Warrants are exercisable on the following schedule: 210,000 expires on August 10, 2026; 300,000 expires on August 13, 2026; 30,556 expires on February 13, 2027; 371,429 expires on May 15, 2027; and 200,000 expires on February 9, 2029. These Warrants have not been exercised. Pursuant to SEC Rule 13d-3(d) (1), these Warrants are therefore not included in the Company's aggregate shareholdings for purposes of this Schedule G.
  
  [2] The total Shared Voting Power and Dispositive Power consists of 70,000 shares issued to Reporting Person's wife, Elizabeth Nazarenko, as well as 4,000,000 shares of preferred stock issued to American Phoenix, Inc., a corporation wherein the Individual has a controlling interest and 1,000,000 shares of preferred stock issued to 2N Company, LLC, a limited liability company wherein the Individual has a controlling interest; the preferred stock issued to American Phoenix, and 2N Company has the same voting rights as the common stock. Furthermore, American Phoenix, Inc. and 2N Company have been issued 473,273 and 455,731 shares of common stock pursuant to quarterly dividend grants related to the terms of the preferred stock owned by each entity.
  
  [3] According to the recent share outstanding amount listed on the OTCMarkets website and the Company records, there were 37,950,495 outstanding common shares and 5,000,000 shares of outstanding preferred shares, respectively, as of July 22, 2026. The common shares and preferred shares owned and/or controlled by the Individual as of July 22, 2026 totaled 18.73% of the common and preferred shares outstanding.
  
  [4] This filing is made in reliance upon SEC Rule 13d-1(c). The Individual, (a) has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b); (b) is not a person reporting pursuant to SEC Rule 13d-1(b)(1); and (c) is not directly or indirectly the beneficial owner of 20 percent of more of the class.

## Item 1. Issuer
Name of issuer: PetVivo Holdings, Inc.
Address of issuer's principal executive offices: 5151 Edina Industrial Blvd. Suite 575 Edina MN 55439

## Item 2. Person Filing
Name of person filing: Alexander Nazarenko
Address of principal business office or, if none, residence: 4511 Strawberry Lane, Golden Valley, MN 55416
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,044,085
Percent of class: 18.73%
Sole power to vote or to direct the vote: 2,045,081
Shared power to vote or to direct the vote: 5,999,004
Sole power to dispose or to direct the disposition: 2,045,081
Shared power to dispose or to direct the disposition: 5,999,004

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Elizabeth Nazarenko has the right to receive dividends from, and proceeds from the sale of, the 50,000 shares held by her. American Phoenix, Inc. and 2N Company, LLC have the right to receive dividends from, and proceeds from the sale of, securities held directly by those entities. The Reporting Person has a controlling interest in each such entity.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Alexander Nazarenko: /s/ Alexander Nazarenko, Alexander Nazarenko, Individual (08/05/2026)